Exhibit 99.1

Aurinia Announces Result from Data and Safety Monitoring Board for Its Phase 2b Study in Lupus Nephritis – Study to Continue as Planned

VICTORIA, British Columbia--(BUSINESS WIRE)--March 29, 2016--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH) (TSX:AUP) (“Aurinia” or the “Company”) has announced today that the independent Data and Safety Monitoring Board (DSMB) for the Company's Phase 2b clinical study known as AURA has completed the fourth and final pre-specified safety review prior to the release of the primary endpoint data, which is expected in the third quarter of 2016. After review of available safety data, the DSMB has again recommended that the study continue as planned without any modifications. The AURA DSMB has been established according to the FDA Guidance for Clinical Trial Sponsors and is guided by its charter. Aurinia remains blinded to the actual safety and efficacy results.

The committee reviewed available safety data from all 265 patients randomized into the study and treated for a minimum of one month. Many of these patients have already been treated up to and beyond the 24 week primary endpoint, and some have been treated for the full study period (48 weeks).

“We are encouraged by the consistent recommendations of the DSMB.” said Neil Solomons, M.D., Chief Medical Officer of Aurinia. “We look forward to assessing the risk-benefit of multi-target therapy utilizing voclosporin when reviewing the primary endpoint and key 24 week efficacy and safety data in the third quarter of this year.”

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. The fully-enrolled Phase 2b AURA-LV clinical trial is evaluating the efficacy of its lead drug, voclosporin, as a treatment for active LN. LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

Voclosporin is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with extensive clinical data in over 2,000 patients in other indications. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule (a CNI approved for use in transplant patients since 1983). This modification results in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency vs. cyclosporine, an altered metabolic profile, and potential for flat dosing.

About AURA:

The AURA study or “Aurinia Urine Protein Reduction in Active Lupus Nephritis Study” is an adequate and well-controlled clinical trial that enrolled 265 patients and is being conducted in over 20 countries worldwide. This trial will compare the efficacy of voclosporin against placebo in achieving remission in patients with active lupus nephritis. The AURA-LV study is designed to demonstrate that voclosporin can induce a rapid and sustained reduction of proteinuria in the presence of extremely low steroid exposure. It will compare two dosage groups of voclosporin (23.7mg and 39.5mg) compared to placebo, with all patients receiving mycophenolate mofetil (MMF) and oral corticosteroids as background therapy. There will be a primary analysis to determine complete remission at week 24 (confirmed at 26 weeks) and various secondary analyses at week 48 which include biomarkers and markers of non-renal SLE.

We seek Safe Harbor.

CONTACT:
Aurinia Pharmaceuticals Inc.
Mr. Michael Martin
Chief Operating Officer
(250) 708-4272
(250) 744-2498 (fax)
mmartin@auriniapharma.com
or
Renmark Financial Communications Inc.
Barry Mire: bmire@renmarkfinancial.com
Laura Welsh: lwelsh@renmarkfinancial.com
Tel: (416) 644-2020 or (514) 939-3989